UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Promotora de Informaciones, S.A.

(Name of Issuer)

Class A ordinary shares, par value €0.10 per share

American Depositary Shares, each representing four (4) Class A ordinary shares, par value

€0.10 per share evidenced by American Depositary Receipts

(Title of Class of Securities)

E82880126 (Ordinary Shares)

74343G204 (American Depositary Shares)

(CUSIP Number)

Jared Bluestein

c/o Berggruen Holdings Inc.

1114 Avenue of the Americas

41st Floor

New York, New York 10036

(212) 380-2230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BH Stores IV B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,156,044*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,156,044*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,156,044*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IMS Benelux Holding Coöperatieve U.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,156,044*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,156,044*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,156,044*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BH Stores I N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Curaçao
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,156,044*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,156,044*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,156,044*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Karstadt Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,156,044*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,156,044*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,156,044*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 6 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Berggruen Holdings Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,156,044*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,156,044*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,156,044*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D

CUSIP No. E82880126 74343G204	Page 7 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nicolas Berggruen Charitable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 81,156,044*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 81,156,044*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,156,044*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

Item 1.	Security and Issuer.

This Amendment No. 3 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 9, 2010 (as amended by Amendment No. 1 filed on January 4, 2012 and Amendment No. 2 filed on March 27, 2014, the “Statement”) by the Reporting Persons (as defined below) with respect to the Class A Ordinary Shares (the “Class A Shares”) of Promotora de Informaciones, S.A., a Spanish sociedad anónima (the “Issuer”), including shares represented by the Issuer’s American Depositary Shares (the “ADSs”). The principal executive offices of the Issuer are located at Avda. de los Artesanos 6, 28760 Tres Cantos, Madrid, Spain. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Statement.

Item 2.	Purpose of Transaction.

Item 2 (a) - (c) of the Statement is hereby amended and restated in its entirety as follows:

(a) - (c) This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): BH Stores IV B.V., a private company with limited liability organized under the laws of The Netherlands (“BH Stores IV”), IMS Benelux Holding Coöperatieve U.A., a cooperative organized and existing under the laws of The Netherlands (“IMS”), BH Stores I N.V., a company with limited liability organized under the laws of Curaçao (“BH Stores I”), Karstadt Holding Ltd., a British Virgin Islands (“BVI”) business company (“KHL”), Berggruen Holdings Ltd, a BVI business company (“Berggruen Holdings”) and the Nicolas Berggruen Charitable Trust, a BVI trust (the “NB Charitable Trust”). Each of BH Stores IV, IMS, BH Stores I, KHL, Berggruen Holdings and the NB Charitable Trust is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

BH Stores IV is a direct, wholly-owned subsidiary of IMS. IMS is a direct subsidiary of BH Stores I which is a direct, wholly-owned subsidiary of KHL. KHL is a direct subsidiary of Berggruen Holdings which is a direct, wholly-owned subsidiary of the NB Charitable Trust. The trustee of the NB Charitable Trust is Maitland Trustees Limited, a BVI corporation acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of the Issuer.

The principal business activity of each of BH Stores IV, IMS, BH Stores I, KHL and Berggruen Holdings is that of a private investment company investing internationally in an extensive range of asset classes on an opportunistic basis, including direct private equity, stocks and bonds, hedge funds, private equity funds, and real estate. The principal business activity of the NB Charitable Trust is to hold all of the outstanding capital stock of Berggruen Holdings and is intended to support charitable activities.

The principal business address of BH Stores IV and IMS is Markt 6, 4112 JS, Beusichem, The Netherlands. The principal business address of BH Stores I is Kaya W.F.G. (Jombi) Mensing 14, 2nd Floor, Curaçao. The principal business address of each of KHL, Berggruen Holdings and the NB Charitable Trust is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a) - (c) On July 21, 2014, the Reporting Persons received an aggregate of (i) 8,259,393 Class A Shares as a dividend on their shares of Class B convertible non-voting shares of the Issuer (the “Class B Shares”) (based upon 0.175€ per share for 2013 and 0.072€ per share for the pro rata part of the dividend accrued during 2014 up to the mandatory conversion date for the Class B Shares) and (ii) 44,473,657 Class A Shares upon the mandatory conversion of their Class B Shares pursuant to the terms of the Class B Shares (based upon the maximum conversion ratio of 1.33 Class A Shares per Class B Share).

As of the date hereof, the Reporting Persons may be deemed to beneficially own and have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of an aggregate of 81,156,044 Class A Shares, representing 4.4% of all outstanding Class A Shares (based on a total of 1,833,646,007 Class A Shares outstanding (as announced by the Issuer on its website)). The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

Paragraph (e) of Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(e) On or about July 21, 2014, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Class A Shares.

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2014

BH STORES IV B.V.

By: IMS Benelux Holding Coöperatieve U.A., its Managing Director

By:	/S/ TON TRENTELMAN
Name:	Ton Trentelman
Title:	Managing Director

By:	/S/ THOMAS W. CRAWFORD
Name:	Thomas W. Crawford
Title:	Managing Director

IMS BENELUX HOLDING COÖPERATIEVE U.A.

By:	/S/ TON TRENTELMAN
Name:	Ton Trentelman
Title:	Director

By:	/S/ THOMAS W. CRAWFORD
Name:	Thomas W. Crawford
Title:	Director

BH STORES I N.V.

By: Intertrust (Curaçao) B.V., Managing Director

By:	/S/ RENSE BOKS
Rense Boks

By:	/S/ SWINDA A. DOEST-PRATT
Swinda A. Doest-Pratt

By:	/S/ JARED BLUESTEIN
Name:	Jared Bluestein
Title:	Managing Director

KARSTADT HOLDING LTD.

By:	/S/ JARED BLUESTEIN
Name:	Jared Bluestein
Title:	Director

BERGGRUEN HOLDINGS LTD.

By:	/S/ JARED BLUESTEIN
Name:	Jared Bluestein
Title:	Director

NICOLAS BERGGRUEN CHARITABLE TRUST

By:	MAITLAND TRUSTEES LIMITED, AS TRUSTEE

By:	/S/ JARED BLUESTEIN
Name:	Jared Bluestein
Title:	Authorized Signatory